                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended March 31, 1997



                                BAAN COMPANY N.V.



                               Vanenburgerallee 13
                                 3882 RH Putten
                                 The Netherlands
                                       and
                               4600 Bohannon Drive
                           Menlo Park, California, USA
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                  From 20-F         X           Form 40-F                   .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                   No         X       .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82 -     N.A.      .

                                BAAN COMPANY N.V.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                   Page

Financial Information (unaudited):

         Condensed Consolidated Balance Sheets as of
            March 31, 1997 and December 31, 1996                    3

         Condensed Consolidated Statements of Operations
            for the three months ended March 31, 1997 and 1996      4

         Condensed Consolidated Statements of Cash Flows
            for the three months ended March 31, 1997 and 1996      5

         Notes to Condensed Consolidated Financial Statements       6

Management's Discussion and Analysis of Financial
            Condition and Results of Operations                    11

Exhibit Index                                                      24

Exhibit A.  Statement of Computation of Earnings per Share         25

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                    MARCH 31,    December 31,
                                                                                     1997           1996
                                                                                   ---------      ---------
                                    ASSETS
Current assets:

  Cash and cash equivalents ..................................................     $ 199,172      $ 198,031
  Short-term  marketable securities ..........................................        38,990          3,867
  Accounts receivable, net of allowance for doubtful accounts
    of $10,053 in 1997 and $8,187 in 1996 ....................................       170,567        150,337
  Other current assets .......................................................        16,402         11,814
                                                                                   ---------      ---------
    Total current assets .....................................................       425,131        364,049

Property and equipment, at cost ..............................................        56,562         49,535
Less accumulated depreciation and amortization ...............................       (22,663)       (20,252)
                                                                                   ---------      ---------
Net property and equipment ...................................................        33,899         29,283

Software development costs, net ..............................................        17,361         16,147
Intangible assets, net .......................................................        22,384         24,269
Other non current assets .....................................................         8,011          6,944
                                                                                   ---------      ---------
    Total assets .............................................................     $ 506,786      $ 440,692
                                                                                   =========      =========


                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings from banks ...........................................     $      38      $     870
  Accounts payable ...........................................................        31,180         35,446
  Income taxes payable .......................................................        24,675         19,664
  Accrued and other current liabilities ......................................        47,498         35,825
  Deferred revenue ...........................................................        25,205         11,098
  Current portion of long-term debt ..........................................           620            639
                                                                                   ---------      ---------
    Total current liabilities ................................................       129,216        103,542

Long-term debt ...............................................................       200,986        176,223
Other long-term liabilities ..................................................         5,494          4,848
Deferred income taxes ........................................................             -             72

Shareholders' equity:
  Common shares, par value - NGL .01 per share, 350,000,000 shares authorized;
    90,885,678 issued and outstanding in 1997
    (89,791,297 in 1996) .....................................................           529            523
  Additional paid-in capital .................................................       103,004         97,934
  Deferred compensation ......................................................          (425)          (372)
  Retained earnings ..........................................................        70,975         58,658
  Accumulated translation adjustment .........................................        (2,993)          (736)
                                                                                   ---------      ---------
    Total shareholders' equity ...............................................       171,090        156,007
                                                                                   ---------      ---------
                                                                                   $ 506,786      $ 440,692
                                                                                   =========      =========

See accompanying notes to condensed consolidated financial statements.





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

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                            Three Months Ended
                                                          ----------------------
                                                                 March 31,
                                                          ----------------------
                                                            1997          1996
                                                          --------       -------
Net revenues:
  License revenue .................................       $ 77,369       $40,066
  Maintenance and service revenue .................         46,186        32,797
  Hardware and other revenue ......................            317         5,063
                                                          --------       -------
    Total net revenues ............................        123,872        77,926

Costs and expenses:
  Cost of license revenue .........................          5,293         2,793
  Cost of maintenance and service revenue .........         35,257        27,825
  Cost of hardware and other revenue ..............            165         3,938
  Sales and marketing .............................         33,685        19,929
  Research and development ........................         17,429         7,752
  General and administrative ......................         10,455         7,270
  Amortization of intangible assets ...............          1,448         1,443
                                                          --------       -------
    Total costs and expenses ......................        103,732        70,950
                                                          --------       -------

Income from operations ............................         20,140         6,976
Interest income, net ..............................             51           123
                                                          --------       -------
Income before income taxes ........................         20,191         7,099
Provision for income taxes ........................          7,874         2,768
                                                          --------       -------
Net income ........................................       $ 12,317       $ 4,331
                                                          ========       =======

Net income per share ..............................       $   0.13       $  0.05
                                                          ========       =======

Shares used in computing per share amounts ........         97,672        93,504
                                                          ========       =======






See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                 THREE MONTHS ENDED
                                                                                      MARCH 31,
                                                                                1997           1996
                                                                             ---------      --------
OPERATING ACTIVITIES
  Net income ...........................................................     $  12,317      $  4,331
   Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
     Depreciation and amortization .....................................         5,825         4,369
     Benefit for deferred income taxes .................................          (343)         (105)
     Foreign currency transaction (gains) losses .......................        (3,962)           41
     Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable ..............................................       (21,213)      (20,167)
      Other current assets .............................................        (4,680)       (4,786)
      Accounts payable .................................................        (2,325)       (3,747)
      Accrued and other current liabilities ............................        14,277         8,024
      Income taxes payable .............................................         6,026         1,451
      Deferred revenue .................................................        15,103         9,307
                                                                             ---------      --------
   Net cash provided by (used in) operating activities .................        21,025        (1,282)
                                                                             ---------      --------

INVESTING ACTIVITIES
  Property and equipment purchased .....................................        (7,863)       (4,814)
  Property and equipment sold ..........................................             -           595
  Increase in capitalized software development costs ...................        (2,718)       (1,753)
  Payment for acquisition, net of cash acquired ........................        (1,519)       (4,698)
  Purchases of marketable securities ...................................       (42,140)            -
  Proceeds from maturities of marketable securities ....................         7,017        16,050
  Other ................................................................           109          (442)
                                                                             ---------      --------
  Net cash provided by (used in) investing activities ..................       (47,114)        4,938
                                                                             ---------      --------

FINANCING ACTIVITIES
  Net payments under short-term credit facilities ......................          (459)       (3,781)
  Payments on long-term borrowings .....................................           (98)         (268)
  Proceeds from issuance of convertible subordinated notes .............        25,000             -
  Issuance costs of convertible subordinated notes .....................          (875)            -
  Proceeds from issuance of common shares ..............................         4,904           869
                                                                             ---------      --------
  Net cash provided by (used in) financing activities ..................        28,472        (3,180)


Effect of foreign currency exchange rates on cash and cash
  equivalents ..........................................................        (1,242)          (68)
                                                                             ---------      --------
Increase in cash and cash equivalents ..................................         1,141           408
Cash and cash equivalents at beginning of the period ...................       198,031        12,165
                                                                             ---------      --------
Cash and cash equivalents at end of the period .........................     $ 199,172      $ 12,573
                                                                             =========      ========




See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

         The condensed consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

         Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides open systems, client/server-based Enterprise Resource Planning (ERP) software. ERP systems permit the enterprise-wide management of resources, and the integration of sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution and transportation, finance and other functions across an organization.

         The Company sells and supports its product through corporate headquarters in Putten, The Netherlands and Menlo Park, California (USA), Business Support Centers in The Netherlands, the United States and India, and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

         The accompanying condensed consolidated financial statements at March 31, 1997 and for the three months ended March 31, 1997 and 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the consolidated financial position at such date and the consolidated operating results and cash flows for those periods. Consolidated results for the three month period ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1996 included in the Company's Form 20-F filed with the Securities and Exchange Commission.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)

PRINCIPLES OF CONSOLIDATION

         The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE

         Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Foreign currency transaction gains and losses are included in results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are normally marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

PER SHARE INFORMATION

         Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method).

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an

                                BAAN COMPANY N.V.

                                   (UNAUDITED)

increase in primary earnings per share of $0.01 for the first quarter ended March 31, 1997 and will not have any impact for the quarter ended March 31, 1996. The Company has not yet determined what the impact of Statement 128 will be on the calculation of fully diluted earnings per share.

CASH AND CASH EQUIVALENTS

         The Company considers investments in highly liquid debt instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximates their fair value.

MARKETABLE SECURITIES

         Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

         Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short-term notes. As of March 31, 1997, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. As the difference between cost and fair value at March 31, 1997, was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity.

ASSET IMPAIRMENT

         The Company recognizes impairment losses on its long-lived assets held for use when its estimate of the undiscounted future cash flows expected to be generated by such assets is less than their carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has not recognized any impairment losses relating to its long-lived assets since 1993.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2  ACQUISITIONS

         In May 1996, the shareholders of Berclain Group Inc. (Berclain) agreed to exchange their shares in Berclain for 544,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. (Antalys) agreed to exchange their shares in Antalys for 915,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000, (see Note 6 - Subsequent Event).

3  LITIGATION

           The Company is involved in legal actions arising in the ordinary course of business. While the outcome of such matters is currently not determinable, it is management's opinion that these matters will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

4  LONG-TERM DEBT

         In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes (Notes) pursuant to an indenture dated as of December 15, 1996 (Indenture). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $44.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

         Costs of $5,000,000 incurred in connection with issuing the Notes have been capitalized and are being amortized to interest expense over the term of the Notes. Such costs are included in other non current assets in the accompanying financial statements.

5  SALE OF ACCOUNTS RECEIVABLE

         In March 1997, the Company entered into an agreement and assigned additional accounts receivable under a previous agreement totaling $13,808,000, subject to limited recourse. Under the terms of the agreements, the purchaser assumed all credit loss risk. The proceeds from the sale were less than the face amount of the accounts receivable by an amount which approximates the short-term unsecured borrowing cost of the Company's customers. The discount from the face was $507,000 and is included in selling and marketing expenses in the accompanying financial statements.

 6    SUBSEQUENT EVENT

         On May 13, 1997, the Company signed a definitive agreement to acquire all of the outstanding shares of Aurum Software, Inc. ("Aurum"). Aurum is a provider of customer relationship management software.

         Under the terms of the agreement, which has been approved by the Board of Directors of each firm, Baan will issue approximately .3559 Baan common shares for each outstanding share of Aurum stock, representing an aggregate of approximately 4.2 million Baan common shares, subject to adjustments in certain events. Outstanding options to purchase Aurum stock will be assumed and converted into Baan options at the same exchange ratio. The transaction is valued at $21.00 per share of Aurum stock, or an aggregate value of approximately $250 million, based upon the firms respective closing stock prices on May 9, 1997.

         The acquisition is expected to be accounted for as a pooling of interests and to qualify as a tax free reorganization. The acquisition is subject to the approval of Aurum's stockholders and appropriate government agencies, and is expected to close in the third quarter of 1997. At closing, the Company expects to recognize a one-time charge related to certain acquisition costs and related expenses.

                                BAAN COMPANY N.V.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Certain Factors That May Effect Future Results of Operations" in this Form 6K, and the factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission.


RESULTS OF OPERATIONS

OVERVIEW

         The Company's principal source of revenues consists of license fees and related services, including consulting, implementation, training and maintenance. In addition, in The Netherlands and certain other European markets, the Company has historically resold third party hardware on an original equipment manufacturer ("OEM") basis to meet the needs of customers in these markets for total system solutions. License revenues are derived from software licensing fees, and are recognized upon delivery if no significant vendor obligations remain, amounts are due within one year, and collection of the resulting receivable is deemed probable. Maintenance and service revenues are derived from maintenance support services, training and consulting. Maintenance revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed. Hardware revenues are derived from resales of third party hardware in connection with licenses of the Company's software, and are recognized upon installation and recognition of the related license revenue.

         A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues have been denominated in guilders, marks and, more recently U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations (for example, gains and losses arising from the change in foreign exchange rates between the dates of booking revenues and collecting the foreign currency receivable) are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. The Company uses derivative financial instruments on a selected basis to help offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.


NET REVENUES

         Net revenues increased by 59% ($45.9 million) to $123.9 million in the three month period ended March 31, 1997 compared to $77.9 million in the corresponding period in 1996. EMEA (Europe, Middle East and Africa) net revenues were 45% and 53% of total net revenues for the three month periods ended March 31, 1997 and 1996, respectively. North America's percentages of net revenues were 39% for the first quarter of 1997 compared to 33% for the same period in 1996. Latin America and Asia Pacific combined contributed 16% for the three month period ended March 31, 1997 compared to 14% for the same period in 1996. The shift in net revenue percentages in the geographies reflects the Company's continued expansion of operations in the U.S. and internationally.

         License revenues increased by 93% ($37.3 million) to $77.4 million for the three month period ended March 31, 1997 compared to $40.1 million in the corresponding period in 1996. License revenues as a percentage of total net revenues were 62% for the quarter ended March 31, 1997 compared to 51% for the corresponding period in 1996. The increase in license revenues and in license revenue as a percentage of total net revenues resulted from both an increase in the number of software licenses and a higher transaction size, and reflected the broader market trend toward client/server computing, continued market acceptance of the Company's products, and the expansion of the Company's operations, particularly in North America, Latin America and Asia Pacific.

         Maintenance and service revenues increased 41% ($13.4 million) to $46.2 million for the three month period ended March 31, 1997 compared to $32.8 million for the same period in 1996. This increase was primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 37% and 42% for the quarters ended March 31, 1997 and 1996, respectively.

         In addition, the increase of license revenue and maintenance and service revenue, as a percentage of total net revenues, reflected the decrease in hardware and other revenue in the comparative three month periods.

         Hardware and other revenues decreased 94% to $317,000 in the three month period ended March 31, 1997 from $5.1 million for the same period in 1996. The decrease in hardware and other revenue reflects the Company's continued expansion into international markets where customers require complete hardware and software installations less frequently. Further, the Company has sought to de-emphasize the resale of third party hardware on an OEM basis.

GROSS PROFIT

         The following table, expressed in thousands, sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                                THREE MONTHS ENDED MARCH 31,
                                                ----------------------------
                                              1997                    1996
                                              ----                    ----
                                           $         %            $          %
                                           -         -            -          -
Gross profit:
License ........................       $72,076       93%       $37,273       93%
Maintenance and service ........        10,929       24          4,972       15
Hardware and other .............           152       48          1,125       22
                                       -------                 -------
Total gross profit .............       $83,157       67%       $43,370       56%
                                       =======                 =======

         The Company's gross profit as a percentage of total net revenues was 67% and 56% for the three month periods ended March 31, 1997 and 1996, respectively. Gross margin on license revenue was 93% for the three month periods ended March 31, 1997 and 1996. Cost of license revenue consists primarily of amortization of capitalized software, the cost of third party software and the cost of media and freight. Amortization of capitalized software amounted to $1,287,000 and $686,000 for the three month periods ended March 31, 1997 and 1996, respectively.

         Gross margin on maintenance and service revenues was 24% and 15% for the three month periods ended March 31, 1997 and 1996, respectively. The gross margin increase for the first quarter of 1997 compared to the same period in 1996 was primarily due to improvements in utilization rates and pricing structure. Cost of maintenance and service revenues consist primarily of cost of product support, consulting and training, including associated software engineering activities.

SALES AND  MARKETING

         The Company's sales and marketing expenses increased 69% ($13.8 million) to $33.7 million in the three month period ended March 31, 1997 from $19.9 million for the corresponding period in 1996. The increase reflects the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Sales and marketing expenses included a net foreign currency transaction gain of $3,962,000 in the first quarter of 1997, which was offset by a charge to bad debt expense of $4.0 million to increase the general allowance for bad debt. As a percentage of total net revenues, sales and marketing expenses were 27% for the three month period ended March 31, 1997 compared to 26% for the same period in 1996. The Company expects that sales and marketing expenses will grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.

RESEARCH AND DEVELOPMENT

         Research and development expenses increased 125% ($9.7 million) to $17.4 million for the three month period ended March 31, 1997 from $7.8 million for the same period in 1996. As a percentage of total net revenues, research and development expenses were 14% and 10% for the three month periods ended March 31, 1997 and 1996, respectively. These increases reflect the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. The Company capitalized 13% of aggregate research and development costs in the three month period ended March 31, 1997 compared to 18% for the corresponding period in 1996. Capitalization rates may vary from period to period because of the timing of specific significant projects. Aggregate research and development costs including both research and development costs and capitalized software costs were $20.1 million and $9.5 million for the three month periods ended March 31, 1997 and 1996, respectively.

         The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to increase its research and development expenses in absolute dollars over time.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased 44% ($3.2 million) to $10.5 million for the three month period ended March 31, 1997 from $7.3 million for the comparable period in 1996. The increase reflects the expansion of the Company's operations with the resulting increase of additional general and administrative personnel and infrastructure costs. Such costs included the hiring of certain key executives into finance and general corporate positions and the payroll and facilities costs included in establishing administrative and finance support personnel in multiple locations. As a percentage of total net revenues, general and administrative expenses were 8% and 9% for the three month periods ended March 31, 1997 and 1996, respectively. The Company expects that general and administrative expenses will continue to increase in absolute dollars in 1997 as the Company continues to expand its finance staff and install additional internal systems to support the Company's growth in operations.

AMORTIZATION OF INTANGIBLE ASSETS

         Amortization of intangible assets remained unchanged at $1.4 million for the three month periods ended March 31, 1997 and 1996. The Company expects that amortization of intangible assets associated with prior acquisitions will result in charges of approximately $6.4 million per year through 1998 and will decline in following years.

NET INTEREST INCOME

         Net interest income decreased to $51,000 for the first quarter of 1997, compared to $123,000 for the same period in 1996. Interest earned in the first quarter of 1997 from the investment of the proceeds from the convertible notes was substantially offset by interest expense on those same notes. The decrease was primarily due to interest expense on working capital lines of credit and long-term debt.

INCOME TAXES

         The effective tax rate for the three months ended March 31, 1997 and 1996 was 39%. The effective tax rates were higher than the statutory rate primarily due to operating profits in higher tax jurisdictions and the nondeductible status of goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 1997, the Company had cash, cash equivalents and marketable securities of $238.2 million and working capital of $295.9 million. In the first three months of 1997, the Company's operating activities provided net cash of $21.0 million. Net income before depreciation and amortization of intangibles and the increase of deferred revenues was partially offset by the growth of accounts receivable in the first quarter of 1997. Deferred revenue increased by $14.1 million during the quarter to $25.2 million primarily due to the annual maintenance billing that was completed in the first quarter. Accounts receivable net of allowance for doubtful accounts was $170.6 million at March 31, 1997 compared to $150.3 million at December 31, 1996. In March 1997, the Company assigned $13.8 million of its existing accounts receivables, subject to limited recourse. See Note 5 of the Notes to Condensed Consolidated Financial Statements. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to the combination of quarterly revenues plus the change in deferred revenue during the quarter, multiplied by 90) was 111 days for both the quarter ended March 31, 1997 and the year ended December 31, 1996.

         Investing activities used $47.1 million in the three month period ended March 31, 1997. Purchases of marketable securities of $42.1 million and equipment purchases of $7.9 million were only partially offset by proceeds from maturities of marketable securities of $7.0 million. As of May 14, 1997, with the exception of the semi-annual interest payments on the convertible debt of $4.5 million per payment and additions of property and equipment, the Company had no significant capital commitments.

         Financing activities provided cash of $28.5 million which was primarily because of the additional issuance of $25 million of unsecured convertible subordinated notes and proceeds of $4.9 million from the issuance of common stock. The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million ($21 million, based on the exchange rate at March 31, 1997). In addition, certain of the Company's other subsidiaries have additional bank credit agreements for relatively small amounts. Interest rates for all of these facilities range from approximately 4.25% to 30%. As of March 31, 1997, the Company had short-term borrowings of $268,000 against its lines of credit with $230,000 of the borrowings presented as a reduction in cash as they effectively reduce the available cash to the Company from its Dutch bank.

         The Company believes that existing cash and cash equivalents and marketable securities, together with cash generated by operations and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. In addition, continued growth in the Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when needed, or that such additional capital will be available on acceptable terms.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Operating History; Limited Profitability

         The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has varied widely on a quarterly and annual basis. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis.

Variability of Quarterly Operating Results

         The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions,
(iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. In the last three years, and particularly in its U.S. operations, the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses which could contribute to greater quarterly variability. While the Company believes that its allowance for doubtful accounts as of March 31, 1997 remains adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurance that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

         The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct and indirect sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

         The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by some large corporate customers. This seasonality, which the Company believes is common in the computer software industry, is likely to increase as the Company focuses on larger corporate accounts, and typically result in first quarter license revenues in any year being lower than license revenues in the immediately preceding fourth quarter.

North American Operations

         In order to support the anticipated growth of the Company's business in the North American market, the Company continues to incur significant costs to build corporate infrastructure ahead of anticipated revenues. This includes developing experienced resources, through both internal hiring and establishing relationships with third party implementation providers, that are necessary to support customer installations of Baan's software and provide other customer services. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third party implementation providers, in order to provide high-quality training, product implementation and other customer services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's North American operations will continue to be successful or that the Company will be able to manage effectively the increased level of operations in North America. Any lack of success in North American markets or inability to manage these activities effectively would have a material adverse effect on the Company's results of operations.

Management of Growth

         The Company's business has grown rapidly in the last five years. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations.

Convertible Subordinated Notes : Leverage

         In December of 1996, the Company incurred $175 million of indebtedness with the sale of 4.5% convertible subordinated notes due 2001. That amount was increased by an additional $25 million (for a total of $200 million convertible notes) when an over-allotment option was exercised in January 1997. As a result of this additional indebtedness, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

Competition

         The information management application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open systems, client/server, Enterprise Resource Planning (ERP) software solutions and the Company's current and prospective competitors offer a variety of products and solutions to address this market. The Company's primary competition comes from a large number of independent software vendors and other sources including SAP AG ("SAP"), Oracle Corporation ("Oracle"), System Software Associates, Inc. ("SSA"), and PeopleSoft Inc. ("PeopleSoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and system integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

         Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle, and PeopleSoft, have well-established relationships with customers of the Company. Further, because the Company's products run in relational database management systems (RDBMS) and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Further, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

         The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationship with or support of the Company and its products.

         The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture, and the Company believes that many of its other competitors are actively developing client/server-based products, including certain large, well-established software companies that have announced their intent to introduce client/server ERP products. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.


Rapid Technological Change and New Products

         The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and its successor operating systems. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

         Historically, the Company has issued significant new releases of its BAAN family of software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been





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

installed and used by customers. For example, Version 3.0 contained certain identified software errors which required correction in Version 3.1. There can be no assurance that the Company's most recent software release, BAAN IV, or future releases of the Company's products will not contain further software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. Customers have only recently commenced implementation of the BAAN IV version of the Company's software. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

Integration of Acquisitions

         As part of its strategy to complement and expand its existing business and product offerings, the Company has recently entered into several acquisition agreements with third parties. In November 1996, the Company completed the acquisition of Antalys, Inc. ("Antalys"), a provider of order management and product configuration software. In addition, in May 1997, the Company signed an agreement to acquire Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. The Company expects to continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses. Although the Company currently has no agreement, understanding or arrangement with respect to any additional acquisitions, the Company evaluates potential strategic business opportunities which may be material in size and scope on an ongoing basis.

         Acquisitions, including those entered into by the Company to date, involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. There can be no assurance that the Company will successfully integrate the operations of Antalys and Aurum or other business acquisitions. If any such acquisition were to be unsuccessful, the Company's results of operations could be materially adversely affected. Further, possible future acquisitions by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liablilities and additional amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's results of operations.

Additional considerations

         Due to the factors noted above, as well as other factors that may affect the Company's operating results, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Additionally, the Company may not learn of, or be able to confirm, any such shortfalls until late in the fiscal quarter, or following the end of the quarter because license fees are often recorded late in a quarter. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company operating performance. The Company participates in a dynamic industry and the Company's stock price may experience significant volatility.














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




SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BAAN COMPANY N.V.


                                           By:  /s/  Jan Westerhoud
                                              ------------------------------
                                                Jan Westerhoud
                                                Chief Financial Officer


Date: May 16, 1997














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

                                BAAN COMPANY N.V.

                                  EXHIBIT INDEX



                                                                      Page

Exhibit A       Statement of Computation of Earnings per Share         25










                                       24